[Reference Translation]

May 9, 2012

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION

Name and Title of Representative:

            Akio Toyoda, President

            (Code Number: 7203

            Securities exchanges throughout Japan)

Name and Title of Contact Person:

            Tetsuya Otake,

            General Manager, Accounting Division

            (Telephone Number: 0565-28-2121)

Notice Concerning Difference between Financial Forecasts and Actual Results for FY2012

We, TOYOTA MOTOR CORPORATION (“Toyota”), hereby announce the difference between our full-year consolidated and unconsolidated financial forecasts for FY2012 (April 1, 2011 through March 31, 2012) announced on February 7, 2012 and actual results for the same period announced today.

1.	Difference between the full-year consolidated financial forecasts and actual results for FY2012 (April 1, 2011 through March 31, 2012)

	(Amount: billion yen)
	Net revenues	Operating income	Income before income taxes and equity in earnings of affiliated companies	Net income attributable to Toyota
Previous forecasts (A)	18,300.0	270.0	270.0	200.0
Actual results (B)	18,583.6	355.6	432.8	283.5
Difference (B - A)	283.6	85.6	162.8	83.5
Difference (%)	1.5%	31.7%	60.3%	41.8%
(Reference) Actual results for FY2011	18,993.6	468.2	563.2	408.1
2. Difference between the full-year unconsolidated financial forecasts and actual results for FY2012 (April 1, 2011 through March 31, 2012) (Amount: billion yen)
	Net revenues	Operating income	Ordinary income	Net income
Previous forecasts (A)	8,200.0	-490.0	-120.0	-60.0
Actual results (B)	8,241.1	-439.8	23.0	35.8
Difference (B - A)	41.1	50.2	143.0	95.8
Difference (%)	0.5%	—	—	—
(Reference) Actual results for FY2011	8,242.8	-480.9	-47.0	52.7

3.	Reasons for the difference

The full-year consolidated and unconsolidated financial results for FY2012 increased from the previously announced forecasts mainly due to the effects of changes in exchange rates and the progress made in our efforts to improve profitability.

The actual result of the annual consolidated vehicle sales for FY2012 was 7,352 thousand units revised from 7,410 thousand units, which was 58 thousand units less than expected at the time of the previous announcement of the FY2012 forecasts. The exchange rate was 79 yen to the U.S. dollar and 109 yen to the euro, on an annual average.